Exhibit 99.1

Wheaton Precious Metals Announces Senior Management Promotions

VANCOUVER, BC, June 18, 2025 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce key senior management promotions as the company positions itself for its next era of innovation and growth.

The Company will appoint Haytham Hodaly, current Senior Vice President of Corporate Development, to President of the Company. In addition, Curt Bernardi, current Senior Vice President Legal and Strategic Development, will be promoted to Executive Vice President, Strategy and General Counsel. These changes will be effective June 30, 2025. Randy Smallwood remains the Chief Executive Officer at Wheaton.

"Haytham and Curt have played a pivotal role in shaping Wheaton's success to date, and their well-deserved promotions reflect the strength of their leadership in establishing our sector leading growth profile", said Randy Smallwood, President & Chief Executive Officer. "As we enter a new phase of transformative growth, their leadership will be instrumental, and I look forward to continuing to lead the company while supporting our shared vision and the future that we will be building together."

"I am truly honoured to step into the role of President and continue building on our remarkable legacy with Randy and the rest of the Wheaton team," said Haytham Hodaly, Incoming President. "Our strength lies in our exceptional team, a culture grounded in integrity and innovation, and a clear vision for the future. Randy and I look forward to continuing to work closely with our leadership team and Board as we build on our success and deliver lasting value to all of our stakeholders."

In addition, the Company announces the following management appointments:

  Neil Burns, Vice President, Technical Services, to Vice President, Corporate Development, effective June 30, 2025;
  Tamara Howarth, Vice President, Legal to Vice President Legal and People; and
  Patrick Deutscher, formally with McCarthy Tétrault, who joins the company as Vice President, Legal Transactions.

Mr. Hodaly joined Wheaton Precious Metals in 2012 and has played a pivotal role in executing over US$10 billion in streaming transactions, significantly enhancing the company's growth trajectory. Prior to his tenure at Wheaton, Mr. Hodaly was a Director and Mining Analyst at RBC Capital Markets, where he provided strategic insights to institutional clients globally. He also co-directed research at Salman Partners Inc., contributing to its establishment as a leading independent, resource-focused investment dealer. An engineer by training, Mr. Hodaly holds a Bachelor of Applied Science in Mining and Mineral Processing Engineering and a Master's degree in Engineering specializing in Mineral Economics, both from the University of British Columbia.

Mr. Bernardi joined Wheaton Precious Metals in 2008 and has been instrumental in providing strategic direction and expertly structuring many of the Company's key streaming transactions. With a legal career spanning over three decades, he brings deep expertise in corporate finance, mergers and acquisitions, and governance. Prior to joining Wheaton, Mr. Bernardi held senior legal roles at Westcoast Energy, Duke Energy Gas Transmission, and Union Gas. He holds a Bachelor of Commerce from the University of British Columbia and a Bachelor of Law from the University of Toronto, and is a member of the Law Society of British Columbia.

Mr. Burns joined Wheaton Precious Metals in 2008 and has played a key role in overseeing the Company's technical operations and project evaluations. With extensive experience in the mining industry, he brings a strong background in resource development and project management. Prior to joining Wheaton, Mr. Burns held senior positions at Lundin Mining Corporation, where he was exploration manager for Portugal and then moved into the Corporate Resource Geologist role where he was the qualified person responsible for resources across the organization. He holds a master's degree in mineral exploration from Queen's University and a Bachelor of Science degree from Dalhousie University and is a registered Professional Geologist with Engineers and Geoscientists British Columbia.

Ms. Howarth joined Wheaton Precious Metals in 2013 and currently serves as Vice President, Legal. She has played a key role in strengthening the Company's legal and human resources functions, supporting Wheaton's strategic growth while fostering a high-performance and values-driven culture. With a background in both law and human capital management, she brings a unique combination of legal insight and organizational leadership. Prior to joining Wheaton, Ms. Howarth held senior legal roles that included human resources functions. She holds Bachelor of Laws and Bachelor of Arts (Honours) degrees from Queen's University and is a member of the Law Society of British Columbia and Ontario.

Mr. Deutscher joins Wheaton Precious Metals as Vice President, Legal Transactions, where he is responsible for overseeing and guiding the Company's metal streaming transactions, as well as managing its existing assets from a legal perspective.  Mr. Deutscher brings over 13 years of private practice experience to the role.  Prior to joining Wheaton, he was a partner in the Business Law Group of McCarthy Tétrault LLP, where he specialized in domestic and international transactions within the mining sector, with particular expertise in metal streams, royalty financings and mining joint ventures.  Mr. Deutscher holds a Juris Doctor degree from the University of British Columbia and a Bachelor of Science (with great distinction) from the University of Saskatchewan and is a member of the Law Society of British Columbia.

About Wheaton Precious Metals
Wheaton is the world's premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming for all of its stakeholders.

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SOURCE Wheaton Precious Metals Corp.

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For further information: For further information, please contact: Wheaton Precious Metals: Emma Murray, Vice President, Investor Relations, Tel: 1-844-288-9878, Email: info@wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 17:05e 18-JUN-25